DONALD CAPITAL, LLC

ANNUAL AUDITED FINANCIAL STATEMENTS

SEC FILE NO. 8-70149

YEAR ENDED DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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SEC FILE NUMBER
8-70149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Donald capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

The Graybar Building 420 Lexington Ave 14th Floor
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Vittor	561-901-0050	gvittor@cfopartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

July 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don McDonald, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Donald Capital LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF FLORIDA
SUSAN O. ORTIZ
Commission # HH 131813
Expires June 17, 2025
Bonded Thru Budget Notary Services

Signature: Donald T McDonald

Title: CEO

Susan O. Ortiz
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Donald Capital, LLC
Index to the Financial Statements
December 31, 2023

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave., Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Donald Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Donald Capital, LLC as of December 31,2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Donald Capital, LLC as of December 31,2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Donald Capital, LLC's management. Our responsibility is to express an opinion on Donald Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Donald Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has experienced multiple net capital violations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ohab and Company, PA

We have served as Donald Capital, LLC's auditor since 2023.

Maitland, Florida

May 21, 2024

Donald Capital, LLC
Statement of Financial Condition
December 31, 2023

ASSETS		
Cash	$	38,797
Prepaid expenses		9,589
Security deposit		1,490
Total Assets	$	49,876
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	29,712
Deferred Revenue		7,778
Total Liabilities		37,490
Member's Equity		12,386
Total Liabilities and Member's Equity	$	49,876

The accompanying notes are integral part of this financial statement

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Donald Capital, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the “SEC”) and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Company is a limited liability company organized under the laws of the State of Delaware on May 14, 2018. The Company became a registered broker dealer and approved by FINRA on May 14, 2019.

The principal business services of the Company are due diligence services, the private placement of securities for clients, as well as referrals. The Company does not have any trading accounts, nor does it hold cash or securities on behalf of any customers or clients.

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits set by the Federal Deposit Insurance Corporation ("FDIC"). The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. As of December 31, 2023, the Company did not exceed the FDIC.

For the purpose of reporting the statement of cash flows, the Company considers all cash accounts which are not subject to withdrawals, restrictions, or penalties, and all highly liquid instrumnets with a maturiy of 3 months or less to be cash equivalents..

Income Taxes
The Company is organized as a Limited Liability Company ("LLC") and is considered a partnership for income tax purposes. As such, the Company does not pay Federal or state income taxes. The Company reports its distributive share of income and loss to the members who file and pay taxes on their respective tax returns.

Management has evaluated the tax positions by the Company and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements in accordance with the provisions of ASC 740.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments
The recognition and measurement of revenue from contracts with customers is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; and whether constraints on variable consideration should be applied due to uncertain future events. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Significant Judgments (continued)
The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer.

The Company earns referral fees, strategic advisory fees, and placement revenues in non-underwritten transactions for the private placement of securities in unregistered offerings. Revenues are recognized in accordance with the terms of their applicable contracts in the period in which the services are performed. Generally, placement fee revenues are calculated based on a percentage of the offering proceeds raised.

From time to time a customer will pay for services in advance. The amount is recorded as a contract liability, deferred revenue, on the balance sheet. This revenue will be recognized as income, only after all contractual obligations are satisfied. Deferred Revenue for the year ending December 31, 2023 totalled $7,778.

Disaggregated revenue from contracts with customers
The following table presents revenue by major source:

Due Diligence/Advisory fees:	$	279,167
Capital Raise		129,450
Total Revenue	$	408,617

Significant Payment terms
There are no specific payment terms with regards to when payments are due, whether the contract has significant financing components, and whether consideration is variable.

3. RELATED PARTY TRANSACTIONS

Pursuant to an agreement with an affiliate, Consilium Global Research, the Company recognizes certain expenses based on contractual terms and conditions. The CEO and Co-Founder of Consilium Global Research is Don McDonald, who is also the CEO and CCO of Donald Capital LLC. These expenses amounted to $20,500 for the year ended December 31, 2023 for billing, invoices, and research services..

4. NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2023, the Company had net capital and net capital requirements of $1,307 and $5,000, respectively, which put the Company in net capital violation by $3,693.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2023 the Company's net capital ratio was 28.68 to 1.

The Company had numerous Net Capital violations in 2023 and was in Net Capital violation at year end. All violations were properly disclosed to FINRA and the SEC.

5. LEASES

The Company leases office space on a month-to-month basis under an operating agreement. As such, the Company has elected the practical expedient for short term leases under ASU-2016-02 and therefore, there is no right of use asset or liability recognized on the balance sheet as of December 31, 2023. For the year ended December 31, 2023, rent expense amounted to $12,658.

6. CONCENTRATIONS

During the year ended December 31, 2023, four customers made up 57% of sales.

7. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023 and through May 17, 2024, the date of the filing of this report. The Company has been in Net Capital violation since 2/5/2024, and continues to be as of the date of this filing. There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.

8. GOING CONCERN

As noted in the footnotes under subsequent events, the Company has had multiple net capital violations, including 2024, which creates doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the company is unable to continue as a going concern. Management has current plans to bring in revenue in the next year and an equity shareholder has agreed to contribute enough capital to keep the Company operational.

9. COMMITTMENTS & CONTINGENCIES

The Company does not have any commitments at December 31, 2023.